Transaction Structure Operating Company Coal Partnership Fording Canadian Coal Trust (1) Fording Canadian Coal Trust will initially hold a 65% interest in the Coal Partnership and Teck Cominco will initially hold a 35% interest in the Coal Partnership. Teck Cominco will have the right to earn up to an additional 5% interest in the Coal Partnership over a four-year period based on achieving specified operating synergies. Teck Cominco Westshore Terminals Industrial Minerals SCP II OTPPB Luscar / CONSOL Fording (ex. OTPPB) Elkview Met Luscar Met Prairie Asset Sale ($225 mm) $150 million cash investment for 4.29 million fund units (9.1%) 35% to 40% (1) 60% to 65% ~$336 million of debt 18.28 million fund units (38.8%) + $1,050 million at closing + $27.2 million special distribution over first two quarters $125 million cash contribution $150 million cash investment for 4.29 million fund units (9.1%) $375 million cash investment for 10.71 million fund units (22.7%) Assets contributed for 6.40 million fund units (13.6%) Common shares exchanged for 3.15 million fund units (6.7%) Fording Met